Exhibit 99.3

China Cablecom repays $13.9 Million on Newly Issued Senior Secured Notes

Press Release
Source: China Cablecom Holdings, Ltd.
On 9:24 am EDT, Friday October 9, 2009
Companies: China Cablecom Holdings, Ltd.

SHANGHAI, Oct. 9 /PRNewswire-FirstCall/ -- China Cablecom Holdings, Ltd. ("China Cablecom" or the "Company") (Nasdaq: CABL - News; Nasdaq: CABLW - News; Nasdaq: CABLU - News), announces the immediate redemption of approximately $13.9 million of Senior Secured Notes (the "New Notes") due October 2015 issued earlier today.

The Company has arranged for the cash repayment on the previously announced $33 million financing, reducing the aggregate principal amount of New Notes outstanding from $33 million to $19.1 million.

About China Cablecom

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,100,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.67 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to numerous risks, uncertainties and assumptions, Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity.. The forward-looking statements herein speak only as of the date stated herein and might not occur or the actual results may differ materially in light of these risks, uncertainties, and assumptions. The Company undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors, as well as the additional risk factors outlined in the filings that the Company makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed on July 15, 2009.

CONTACT:

    China Cablecom Holdings, Ltd.
    Debra Chen
    Phone:               917.499.8129         917.499.8129
    Email: debra@chinacablecom.net
    www.chinacablecom.net